SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 5

                                 InterTAN, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   461120 10 7
               --------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 24, 2003
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 2 of 11
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1    NAME OF REPORTING PERSON
     Liberation Investments L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     WC

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)
     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          703,836
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             0
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      703,836

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       703,836

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

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

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 3 of 11
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

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                7     SOLE VOTING POWER
                      0

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          413,364
  OWNED BY
    EACH
  REPORTING     ----------------------------------------------------------------
   PERSON       9     SOLE DISPOSITIVE POWER
    WITH              0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      413,364

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       413,364

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%

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14     TYPE OF REPORTING PERSON (See Instructions)
       CO

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

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 4 of 11
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1    NAME OF REPORTING PERSON

     Liberation Investment Group, LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          1,117,200
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             0
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,117,200

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,117,200

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.4%

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14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA

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

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 5 of 11
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1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          1,117,200
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             0
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,117,200

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,117,200

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

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

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 6 of 11
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INTRODUCTION

      This Amendment No. 5 relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on August 7, 2003, as amended by Amendment No. 1 filed on August 26, 2003, Amendment No. 2 filed on September 11, 2003, Amendment No. 3 filed on October 2, 2003, and Amendment No. 4 filed on October 7, 2003 (the "Schedule 13D"). Item 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On October 24, 2003, the Reporting Persons and InterTAN, Inc. ("InterTAN" or the "Company") announced the following in a joint press release:

            (1) The Company currently intends to migrate its domicile to Canada, as soon as the tax uncertainties surrounding the migration are resolved. In addition, following any migration and subject to market conditions, the Company will convert to a Canadian Income Trust unless the Board determines that doing so would likely not increase shareholder value. In connection with any migration or conversion, InterTAN will recommend to its exclusive financial advisor, Scotia Capital, that National Bank Financial be involved in any securities marketing effort.

            (2) InterTAN will retain an independent recognized executive search firm with offices in Canada that is mutually agreeable to InterTAN and Liberation Investments to conduct a search for new director candidates and make recommendations with respect thereto. InterTAN will use its best efforts to expand its board by adding two of the identified candidates within the next 120 days. Because of the requirement that the board of a Canadian income trust be comprised of a majority of Canadian residents, to qualify, director candidates will be Canadian residents. In addition, the candidates will be required to satisfy the NYSE's criteria for "independent directors" and will not be related to or affiliated with any InterTAN officer or director, Liberation Investments, Emanuel R. Pearlman, Lee S. Hillman or Don R. Kornstein. The independent search firm will be asked to give its opinion as to whether the recommended candidates satisfy each of these criteria prior to the candidates joining the board. InterTAN and Liberation Investments encourage InterTAN stockholders to contact the search firm, when announced, with any proposed nominees that they may have. One of the two directors will be placed in Class III of the Board of Directors and therefore will come up for election at the Annual Meeting of Stockholders to be

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 7 of 11
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      held in 2004. The other director will be placed in Class I of the Board of
      Directors and therefore will come up for election at the Annual Meeting of Stockholders to be held in 2005.

      In light of the foregoing, the Reporting Persons have withdrawn their nominations of Lee S. Hillman and Don R. Kornstein for election to the Company's Board of Directors at the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Reporting Persons will not undertake to solicit proxies for use at the Annual Meeting.

      The Reporting Persons intend to evaluate, on an ongoing basis, the Company's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets and general economic conditions. In particular, the Reporting Persons intend to monitor and review the Company's compliance with its agreement to add two new directors to the board and developments regarding the Company's stated intention to migrate to Canada and convert to a Canadian Income Trust.

      The Reporting Persons reserve the right to communicate with, and make proposals to, the Company's board of directors and management regarding their investment in the Company and strategies to maximize shareholder value, contact and consult with other stockholders of the Company concerning the Company and its prospects, formulate other plans and/or make proposals, and take such actions with respect to their investment in the Company as the Reporting Persons may determine to be appropriate. The Reporting Persons also reserve the right to nominate candidates for election to the Company's board of directors in the future. The Reporting Persons do not intend to engage in any contested solicitation for the election of directors without filing an amendment hereto disclosing such intent.

      In addition, the Reporting Persons may pursue alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      A copy of the Press Release dated October 24, 2003 is attached hereto as
Exhibit 12.

Item 7. Materials to be Filed as Exhibits.

EXHIBIT 12 Press Release, dated October 24, 2003.

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 8 of 11
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Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner

By:  _________________
     Emanuel R. Pearlman
     General Manager

LIBERATION INVESTMENTS LTD.

By:  __________________
     Emanuel R. Pearlman
     Director

LIBERATION INVESTMENT GROUP LLC

By:  __________________
     Emanuel R. Pearlman
     General Manager

Emanuel R. Pearlman
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

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CUSIP No. 461120 10 7              SCHEDULE 13D               Page 9 of 11
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Exhibit Index

            Exhibit No.     Description
            -----------     ----------------------------------------------------

            1           --  Letter dated August 8, 2003, from the Reporting
                            Persons to the Corporate Secretary of InterTAN, Inc.
                            notifying the Company of the Reporting Persons' intent to nominate two individuals for election to the Company's Board of Directors at the next annual meeting. (filed as Exhibit 1 to the 13D filed on August 12, 2003)

            2           --  Press Release, dated August 12, 2003. (filed as
                            Exhibit 2 to the 13D filed on August 12, 2003)

            3           --  Statement with Respect to Joint Filing of Schedule
                            13D. (filed as Exhibit 3 to the 13D filed on August
                            12, 2003)

            4           --  Letter dated August 25, 2003, from the Reporting
                            Persons to the Board of Directors of InterTAN, Inc.
                            (filed as Exhibit 4 to Amendment No. 1 to the 13D filed on August 26, 2003)

            5           --  Press Release, dated August 26, 2003. (filed as
                            Exhibit 5 to Amendment No. 1 to the 13D filed on
                            August 26, 2003)

            6           --  Letter dated September 10, 2003, from the Reporting
                            Persons to InterTAN, Inc. (filed as Exhibit 6 to
                            Amendment No. 2 to the 13D filed on September 11,
                            2003)

            7           --  Press Release, dated September 11, 2003. (filed as
                            Exhibit 7 to Amendment No. 2 to the 13D filed on
                            September 11, 2003)

            8           --  Press Release, dated September 29, 2003. (filed as
                            Exhibit 8 to Amendment No. 3 to the 13 D filed on
                            October 2, 2003)

            9           --  Letter dated September 30, 2003, from the Reporting
                            Persons to InterTAN, Inc. (filed as Exhibit 9 to
                            Amendment No. 3 to the 13 D filed on October 2,
                            2003)

            10          --  Letter dated October 3, 2003, from the Reporting
                            Persons to InterTAN, Inc. (filed as Exhibit 10 to
                            Amendment No. 4 to the 13D filed on October 7, 2003)

            11          --  Press Release, dated October 5, 2003. (filed as
                            Exhibit 11 to Amendment No. 4 to the 13D filed on
                            October 7, 2003)

            12              Press Release, dated October 24, 2003.*
            *filed herewith.
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